

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2014

Via E-mail
Hu Xiaoming
President and Chief Executive Officer
Kandi Technologies Group, Inc.
Jinhua City Industrial Zone
Jinhua, Zhejiang Province
People's Republic of China
Post Code 321016

>   **Re: Kandi Technologies Group, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed April 1, 2013**
>   **File No. 001-33997**
>   **Response dated January 17, 2014**

Dear Mr. Hu:

We have reviewed your response letter dated January 17, 2014 and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 1

1. Refer to prior comment 1. Please clarify whether products you sell to your US importers have similar terms to products exported to other countries and regions in that they are sold to independent intermediate companies who then re-sell the products at terms they choose and at their discretion. In addition, confirm, if true, that your products distributed by independent intermediate companies, including the US importers are not related parties. Revise the disclosure in your filings accordingly.

2. In addition, so that we may better understand your response, please tell us what the term "Semi Knocked Down" means.

3. Please reconcile your statement in response to prior comment 1 that you do not accept purchases of vehicles directly from individual customers to your December 2, 2013 response letter where you say in response to comment 6 that with respect to retail customers, your policy is to receive payment first and then deliver the goods and recognize revenue upon delivery. It appears from your December 2, 2013 response letter that you do sell vehicles to individual customers. Please advise.

4. Please revise your liquidity and capital resources disclosure to provide the information about advances that you provided on the second page of your response letter.

5. Refer to prior comment 2. Please confirm that you will revise your disclosure in future filings, similar to your response to prior comment 2.

Business Overview, page 2

Supper-Mini-Car EVs, page 2

6. Refer to prior comment 4. Please clarify further how the subsidy program works. For example, in your response you say subsidies from the central government are directly distributed to manufacturers and the sales price of the EV is reduced according to the subsidies received before they are sold to consumers. However, in your response to prior comment 1 you say that you do not sell vehicles to individual consumers but only to intermediate companies and dealers who resell the vehicles at terms they choose and at their discretion. Therefore, it is not clear how the sales price of the EV is reduced according to the subsidies received before they are sold to consumers if the intermediate companies and dealers resell the vehicles at terms they choose and at their discretion.

7. In addition, please provide us your accounting policy for the subsidy that is directly distributed to you.

Management's Discussion and Analysis, page 21

Critical Accounting Policies and Estimates, page 21

8. Refer to prior comment 5. Please help us understand why your intermediate companies and dealers would assume warranty liability for your products, considering that warranty liability can be material if products are found to be defective. In addition, tell us in greater detail how you account for the free parts. For example, tell us whether the free parts are delivered with the sale of the products or are delivered over a set time period after sale of the products and how you determine the appropriate period in which to recognize the expense.

9. In addition, please tell us the period of time that your intermediate companies and dealers warranty your products. For example, a 90 days warranty or one year warranty.

Results of Operations, page 24

Gross Profit, page 27

10. Refer to prior comment 9. So that we may better understand your business, please further clarify your distribution method. We note from your response to prior comment 2 that the majority of your sales are to a limited number of domestic intermediate companies and dealers. However, your response here appears to indicate that you also sell your products through the local chain of commerce and sell through local companies under their channels. Therefore, tell us if you sell directly through the local channel or whether you sell to your intermediate companies and dealers and those intermediate companies and dealers sell through the local channel. If the intermediate companies and dealers sell through the local channel, explain how you, as the manufacturer receive the subsidy, and how it is ultimately pass on the consumer.

11. Refer to prior comment 10. Please clarify for us which entities assume warranty risk and how the risk is shared, if at all, among the various entities in the sale chain. For example, if you sell your product to an intermediate company and the intermediate company sells the product to a dealer, tell us who among these entities assumes the warranty risk. If the risk is shared, explain to us how it is shared.

Notes to Consolidated Financial Statements, page F-9

(r) Segments, page F-17

12. Refer to prior comment 16. The information you provided are template report forms. Our comment was intended for you to provide us a copy of the actual information the CODM regularly receives and reviews as of the latest fiscal year end and interim period. Therefore we reissue the comment. Please provide to us a copy of the information the CODM regularly receives and reviews as of the latest fiscal year end and interim period.

You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 with any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief